UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

________________________________

HEARTWARE INTERNATIONAL, INC.
(Name of Subject Company)

HEARTWARE INTERNATIONAL, INC.
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

422368100
(CUSIP Number of Class of Securities)

Lawrence J. Knopf
Senior Vice President, General Counsel and Secretary
HeartWare International, Inc.
500 Old Connecticut Path, Building A
Framingham, MA 01701
(508) 739-0950
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents relating to the proposed acquisition of HeartWare International, Inc. (“HeartWare” or the “Company”), a Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger dated as of June 27, 2016, among the Company, Medtronic, Inc. (“Parent”), a Minnesota corporation, and Medtronic Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent:

(i)	a joint press release issued by the Company and Medtronic plc dated June 27, 2016, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference;

(ii)
a form of message to the Company’s employees from Douglas Godshall, the Company’s President and Chief Executive Officer, first used or made available on June 27, 2016, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference; and

(iii)	a form of message to the Company’s customers, first used or made available on June 27, 2016, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The information set forth under Items 1.01, 5.02, 5.03, 7.01, 8.01 and 9.01 of the Current Reports on Forms 8-K filed by HeartWare International, Inc. on June 27, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

Notice to Investors

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of HeartWare.  The tender offer for the outstanding common stock of HeartWare has not yet commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed on Schedule TO by Parent with the U.S. Securities and Exchange Commission (SEC), and soon thereafter HeartWare will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  HeartWare’s stockholders are advised to read these documents and any other documents relating to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information.  HeartWare’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by contacting HeartWare’s investor relations department at HeartWare International, Inc., 500 Old Connecticut Path, Framingham, MA 01701, Attention: Investor Relations.

Forward-Looking Statements

Certain statements in this Schedule 14D-9C may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed transaction; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of HeartWare, and are subject to significant risks and uncertainties. These risks and uncertainties include, without limitation, risks and uncertainties related to: whether the proposed transaction will close; the timing of the closing of the proposed transaction; the outcome of the regulatory reviews of the proposed transaction; the ability of the parties to complete the proposed transaction; the ability of the parties to meet other closing conditions; how many HeartWare stockholders tender their shares in the proposed transaction; the outcome of legal proceedings that may be instituted against HeartWare and/or others related to the proposed transaction; unexpected costs or unexpected liabilities that may result from the proposed transaction, whether or not consummated; the possibility that competing offers will be made; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; timing, progress and outcomes of clinical trials; regulatory submissions and quality compliance; and investigation, research and development activities.

Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and HeartWare undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise. HeartWare does not assume any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by federal securities laws and the rules and regulations of the Securities and Exchange Commission (SEC). HeartWare may not actually achieve the plans, projections or expectations disclosed in forward-looking statements, and actual results, developments or events could differ materially from those disclosed in the forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, including without limitation those described in Part I, Item 1A. “Risk Factors” in HeartWare’s Annual Report on Form 10-K filed with the SEC. HeartWare may update risk factors from time to time in Part II, Item 1A. “Risk Factors” in Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, or other filings with the SEC.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Press Release issued by the Company and Medtronic plc dated June 27, 2016

99.2	Form of message to the Company’s employees from Douglas Godshall, the Company’s President and Chief Executive Officer, first used or made available on June 27, 2016

99.3	Form of message to the Company’s customers, first used or made available on June 27, 2016